Exhibit 99.1

AIRNET TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,	As of June 30,
	2021	2022
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,569	$5,727
Accounts receivable, net	2,258	1,001
Prepaid concession fees	628	-
Other current assets, net	31,534	64,162
Cryptocurrency, less impairment	659	431
Total current assets	36,648	71,321
Property and equipment, net	19,302	17,460
Long-term investments, net	39,554	36,426
Long-term deposits, net	513	382
Operating lease right-of-use assets	18	8
TOTAL ASSETS	96,035	125,597
Liabilities
Current liabilities:
Short-term loan	15,174	14,437
Accounts payable	18,365	16,735
Accrued expenses and other current liabilities	9,695	10,336
Deferred revenue	3,428	2,518
Income tax payable	2,963	1,827
Operating lease liability, current	8	12
Consideration received from buyer	31,384	29,860
Payable of earnout commitment	23,939	22,776
Total current liabilities	104,956	98,501
Non-current liabilities:
Operating lease liability, non-current	13	-
TOTAL LIABILITIES	104,969	98,501

AIRNET TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(In U.S. dollars in thousands, except share and per share data)

	As of December 31,	As of June 30,
	2021	2022
		(Unaudited)
Equity

Ordinary shares ($0.001 par value; 900,000,000 shares authorized; 179,986,169 and 357,940,060 shares issued as of December 31, 2021 and June 30, 2022; 178,993,449 and 356,947,340 shares outstanding as of December 31, 2021 and June 30, 2022)	181	359
Additional paid-in capital	298,685	332,686
Treasury stock (992,720 shares as of December 31, 2021 and June 30, 2022)	(1,148)	(1,148)
Accumulated deficit	(304,904)	(306,668)
Accumulated other comprehensive income	31,685	34,544
Total AirNet Technology Inc.'s shareholders' equity	24,499	59,773
Non-controlling interests	(33,433)	(32,677)
Total (deficits) equity	(8,934)	27,096

TOTAL LIABILITIES AND DEFICITS	$96,035	$125,597

AIRNET TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,
	2021	2022
	(Unaudited)	(Unaudited)

Revenues	$8,833	$2,541
Business tax and surcharges	(60)	(53)
Net revenues	8,773	2,488
Cost of revenues	(6,838)	(2,358)
Gross profit	1,935	130

Operating expenses:
Selling and marketing	(1,132)	(748)
General and administrative	(5,096)	(3,435)
Research and development	(204)	(18)
Total operating expenses	(6,432)	(4,201)
Loss from operations	(4,497)	(4,071)
Interest expense, net	(301)	(448)
Loss from long-term investments	(1,776)	(1,275)
Other (expense) income, net	(46)	4,798
Loss from operations before income taxes	(6,620)	(996)
Income tax expenses	(55)	(12)
Net loss	(6,675)	(1,008)
Less: Net (loss) income from operations attributable to non-controlling interests	(207)	756
Net loss from operations attributable to AirNet Technology Inc.'s shareholders	$(6,468)	$(1,764)

Net loss	$(6,675)	$(1,008)
Net loss attributable to AirNet Technology Inc.'s shareholders	$(6,468)	$(1,764)

Net loss attributable to AirNet Technology Inc.’s shareholders per ordinary share
- Basic and diluted	$(0.04)	$(0.01)

Net loss attributable to AirNet Technology Inc.’s shareholders per ADS
- Basic and diluted	$(0.38)	$(0.07)

Weighted average ordinary shares used in calculating net loss per ordinary share
- Basic and diluted	171,988,772	264,511,739

Weighted average ADS used in calculating net loss per ADS
- Basic and diluted	17,198,877	26,451,174